FORM 11-K

      [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December December 31, 1993

                                      OR

      [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number  0-16452

A. Full title of the plan and the address of the plan if different from that of the issuer named below:

                      A. P. GREEN HOURLY INVESTMENT PLAN

                            (address same as below)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         A. P. Green Industries, Inc.
                                Green Boulevard
                            Mexico, Missouri 65265

                         A. P. GREEN INDUSTRIES, INC.
                            HOURLY INVESTMENT PLAN

                      Financial Statements and Schedules

                          December 31, 1993 and 1992

                  (With Independent Auditors' Report Thereon)

                         A. P. GREEN INDUSTRIES, INC.
                            HOURLY INVESTMENT PLAN

                       Table of Contents and Definitions





Table of Contents:
   Independent Auditors' Report

   Statement of Assets Available for Plan Benefits, With Fund Information,
     December 31, 1993

   Statement of Assets Available for Plan Benefits, With Fund Information,
     December 31, 1992

   Statement of Changes in Assets Available for Plan Benefits, With Fund
     Information, Year ended December 31, 1993

   Statement of Changes in Assets Available for Plan Benefits, With Fund
     Information, Year ended December 31, 1992

   Notes to Financial Statements, December 31, 1993 and 1992

                                                                    Schedule

   Investments at End of Plan Year, December 31, 1993                   1

   Party-in-Interest Transactions                                       *

   Obligations in Default                                               *

   Leases in Default                                                    *

   Reportable Transactions, Year ended December 31, 1993                2

   Assets Acquired and Disposed of During the Plan Year                **


   * There were no party-in-interest transactions, except for those disclosed in Schedules 1 and 2, during the plan year ended December 31, 1993 or obligations or leases in default at December 31, 1993.

  ** There were no assets acquired and disposed of during the plan year ended
     December 31, 1993 which require separate disclosure on this schedule.


Definitions:
   Plan               - A. P. Green Industries, Inc. Hourly Investment Plan

   Plan Administrator - Benefits Administration Committee

   Trustee            - Mercantile Bank of St. Louis N.A.

   Company            - A. P. Green Industries, Inc.

   ERISA              - Employee Retirement Income Security Act of 1974

                         Independent Auditors' Report

Benefits Administration Committee
A. P. Green Industries, Inc.:

We have audited the statements of assets available for plan benefits of the
A. P. Green Industries, Inc. Hourly Investment Plan (the Plan) as of
December 31, 1993 and 1992, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets of the Plan as of December 31, 1993 and 1992, and the changes in assets for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments at end of plan year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The fund information in the statement of assets available for plan benefits and the statement of changes in assets available for plan benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                        KPMG Peat Marwick

St. Louis, Missouri
May 13, 1994

                         A. P. GREEN INDUSTRIES, INC.
                            HOURLY INVESTMENT PLAN

               Statement of Assets Available for Plan Benefits,
                             With Fund Information

                               December 31, 1993

                              Common   Guaranteed  Equity  Balanced
                               stock     income    index     fund     Total

Investments:
 Marketable, at fair value:
   Common stocks           $   993,308      -        -        -       993,308
   Mutual funds                   -      346,895  475,925  444,618  1,267,438
 Money market funds, at
   cost which approximates
   fair value                       20     5,112        5    4,823      9,960
    Total investments          993,328   352,007  475,930  449,441  2,270,706

Cash                             5,366      -       5,217     -        10,583
Accrued interest and
 dividends receivable               13         9    5,120        8      5,150
Contributions receivable        12,424     6,447    8,657    7,718     35,246
      Assets available
        for plan benefits  $ 1,011,131   358,463  494,924  457,167  2,321,685


See accompanying notes to financial statements.

                         A. P. GREEN INDUSTRIES, INC.
                            HOURLY INVESTMENT PLAN

               Statement of Assets Available for Plan Benefits,
                             With Fund Information

                               December 31, 1992

                                Common  Guaranteed  Equity  Balanced
                                 stock    income    index     fund     Total
Investments:
   Marketable, at fair value:
     Common stocks             $ 409,278     -        -        -       409,278
     Mutual funds                   -     239,887  286,441  255,749    782,077
   Money market funds, at
     cost which approximates
     fair value                    7,113   12,307    5,663   10,206     35,289
      Total investments          416,391  252,194  292,104  265,955  1,226,644
Accrued interest and
   dividends receivable               17       19    3,930      624      4,590
Contributions receivable          17,082    7,525    9,591    7,736     41,934
      Assets available
        for plan benefits      $ 433,490  259,738  305,625  274,315  1,273,168


See accompanying notes to financial statements.

                         A. P. GREEN INDUSTRIES, INC.
                            HOURLY INVESTMENT PLAN

                        Statement of Changes in Assets
              Available for Plan Benefits, With Fund Information

                         Year ended December 31, 1993


                             Common   Guaranteed  Equity  Balanced
                              stock     income    index     fund     Total
Additions:
   Employer contributions    $128,533      -        -        -       128,533
   Employee contributions     121,143   130,948  174,048  141,504    567,643
   Interest and dividends       3,432       143   10,483   12,279     26,337
   Realized gain (loss)
     on investments             6,624     2,861    4,351   21,509     35,345
   Net appreciation (depre-
     ciation) of marketable
     investments              351,597    15,727   22,038   (8,970)   380,392
   Transfers from various
     plan funds                 8,115     4,914   12,200   29,345     54,574
   Other miscellaneous
     receipts                     323        20     -       1,749      2,092
       Total additions        619,767   154,613  223,120  197,416  1,194,916
Deductions:
   Benefits paid to parti-
     cipants                  (35,698)  (26,410) (20,538)  (9,111)   (91,757)
   Fees and expenses              (19)      (14)     (14)     (21)       (68)
   Transfers to various
     plan funds                (6,409)  (29,464) (13,269)  (5,432)   (54,574)
      Total deductions        (42,126)  (55,888) (33,821) (14,564)  (146,399)
      Net increase in
         assets avail-
         able for plan
         benefits             577,641    98,725  189,299  182,852  1,048,517
Assets available for plan
    benefits:
     Balance, beginning
       of year                433,490   259,738  305,625  274,315  1,273,168
     Balance, end of year $ 1,011,131   358,463  494,924  457,167  2,321,685


See accompanying notes to financial statements.

                         A. P. GREEN INDUSTRIES, INC.
                            HOURLY INVESTMENT PLAN

                        Statement of Changes in Assets
              Available for Plan Benefits, With Fund Information

                         Year ended December 31, 1992


                             Common   Guaranteed  Equity  Balanced
                              stock     income    index     fund      Total
Additions:
   Employer contributions   $ 114,026      -        -         -       114,026
   Employee contributions     122,941   121,498  137,701   119,205    501,345
   Interest and dividends         148       165    7,129    13,734     21,176
   Realized gain (loss)
     on investments            (2,012)      145    1,039     1,856      1,028
   Net appreciation of
     marketable investments    23,411    12,475   11,170     2,129     49,185
   Transfers from various
     plan funds                  -         -       4,540     2,975      7,515
   Other miscellaneous
     receipts                       7        11     -          867        885
       Total additions        258,521   134,294  161,579   140,766    695,160
Deductions:
   Benefits paid to par-
     ticipants                (14,429)  (10,749)  (8,944)   (4,994)   (39,116)
   Fees and expenses              (13)      (48)      (5)      (38)      (104)
   Transfers to various
     plan funds                (1,350)   (5,032)  (1,133)     -        (7,515)
   Investments distributed
     in-kind                   (3,250)     -        -         -        (3,250)
      Total deductions        (19,042)  (15,829) (10,082)   (5,032)   (49,985)
      Net increase in
         assets avail-
         able for plan
         benefits             239,479   118,465  151,497   135,734    645,175
Assets available for plan
   benefits:
     Balance, beginning
       of year                194,011   141,273  154,128   138,581    627,993
     Balance, end of year   $ 433,490   259,738  305,625   274,315  1,273,168


See accompanying notes to financial statements.

                         A. P. GREEN INDUSTRIES, INC.
                            HOURLY INVESTMENT PLAN

                         Notes to Financial Statements

                          December 31, 1993 and 1992


(1)   Summary of Significant Accounting Policies

      (a)   Description of the Plan
            The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

            The A. P. Green Industries, Inc. Hourly Investment Plan (the Plan)
              was created January 1, 1991. When established, each employee subject to a collective bargaining agreement between the Company and Local 790, Aluminum Brick and Glass Workers, was eligible to participate. In addition, the hourly employees of the Company's Bessemer and Little Rock divisions are also eligible to participate in the Plan. Effective July 1, 1993, the hourly employees of the Company's Oak Hill and Sulphur Springs plants became eligible to participate in the Plan.

            The Plan was established to enable eligible employees to
              accumulate their own funds, share in the contributions of their employers, and acquire an interest in the stock of A. P. Green Industries, Inc.

            The Plan's funds are administered under the terms of a trust agreement with Mercantile Bank of St. Louis N.A. (Trustee). The trust agreement provides, among other things, that the Trustee shall keep account of all investments, receipts and disbursements, and other transactions and shall provide annually a report setting forth such transactions and the status of the funds at the end of the year.

            In 1991, employee contributions were invested by the Trustee in one of four funds as directed by the participant: (a) common stock of A. P. Green Industries, Inc. (Common stock fund); (b) a fixed income fund which provides investments in deposits of life insurance companies; group annuity contracts of life insurance companies; or common, commingled, or collective trust funds maintained by the Trustee (Guaranteed income fund); (c) an equity index fund which provides investment results that are designed to correspond to the performance of publicly traded common stocks, as represented by the Standard & Poor's Composite 500 Index (Equity index fund); or (d) debt and equity securities' portfolios (mutual funds) managed by the Trustee (Balanced fund).

            Participants may elect to have their contributions invested 100%
              in any one fund or 50%-50% between any two funds. Participants can also change their investment election and previous accumulated account balances each quarter. To change their investment option, transfer their prior accumulated account balances to another investment option, increase or decrease the percent of contributions, or make requests for withdrawals, participants are required to provide a 15-day advance notice as of the first pay period of any calendar quarter. Company contributions are invested only in Company stock. If the Trustee is unable to invest any contributions immediately, the money is temporarily invested in a common, commingled, or

                                                                (Continued)

                         A. P. GREEN INDUSTRIES, INC.
                            HOURLY INVESTMENT PLAN

                         Notes to Financial Statements


              collective investment fund and any earnings of the fund are credited to the participants' accounts.

            At December 31, 1993, there were 420 employees participating in one or more of the following plan funds as follows:

                                                      Number of
                      Fund                          participants

                  Common stock                           146
                  Guaranteed income                      161
                  Equity index                           183
                  Balanced                               151

      (b)   Basis of Presentation
            The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the assets available for plan benefits and changes in those assets.

      (c)   Investments
            Marketable investments are stated at fair value.  The fair value of marketable investments is based on quotations obtained from national security exchanges. Money market fund investments, not readily marketable or negotiable, are stated at cost, which approximates fair value.

            Securities transactions are recognized on the settlement date.  No material trades were pending at December 31, 1993 or 1992; therefore, the value of investments on a settlement date basis approximates the value of investments on a trade date basis. Dividend income is recorded on the ex dividend date.

            At December 31, 1993 and 1992, there were 55,961 and 26,405 shares of common stock of A. P. Green Industries, Inc. held by the Plan, respectively.

      (d)   Costs of Plan Administration
            Fees and expenses incurred by the Trustee and the Plan
              Administrator in the administration of the Plan are paid by the Company. Expenses solely attributable to the investment of plan funds shall be paid by plan assets.

      (e)   Reclassifications
            Certain 1992 amounts have been reclassified to conform to the 1993 presentation.

(2)   Summary of Significant Plan Provisions
      The Plan is a defined contribution plan sponsored by A. P. Green
        Industries, Inc. and certain wholly owned subsidiaries and is subject to the provisions of ERISA. The Plan is structured to incorporate the provisions available under Section 401(k) of the Internal Revenue Code, which allows member and sponsor contributions to be excluded from Federal and state income taxation within certain prescribed limits.

                                                                (Continued)

                         A. P. GREEN INDUSTRIES, INC.
                            HOURLY INVESTMENT PLAN

                         Notes to Financial Statements


      (a)   Contributions
            Company contributions are equal to 25% of each participant's quarterly contributions, not to exceed 6% of the participant's eligible earnings. All Company contributions are made conditioned upon their deductibility for Federal income taxes.

      (b)   Participant Accounts
            Three accounts are maintained for each participant:  (1) a participant account for elective, voluntary contributions, (2) a participant cash account for employees' allocated shares of cash, and (3) an employer account for the allocated shares of employer contributions, both cash and stock. Company contributions, plan earnings, and forfeitures are allocated to the participants' accounts on a pro rata basis.

            Participants are at all times vested in the portion of their accounts attributable to their elective and voluntary contributions. For the portion of their accounts attributable to Company contributions, participants are fully vested after five years of continuous service.

      (c)   Payment of Benefits
            Under the terms of the Plan, participants retiring or becoming totally disabled become fully vested and are eligible to receive the entire balances in all of the accounts maintained for such participant by the Trustee. Participants terminating employment prior to retirement receive their contributions and the earnings on such contributions, and the portion of the employer contribution account and earnings of such account which is vested. In the event of death, the balances in a participant's accounts are fully vested and payable to the designated beneficiary.

            Distributions under the Plan are payable in a lump sum of either cash or stock.

(3)   Plan Termination
      Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan or discontinue its contributions at any time subject to the Plan's provisions and the provisions of ERISA. In the event of termination of the Plan, the account balances of all affected participants shall become nonforfeitable. All unallocated Company shares shall be distributed to the participants according to their pro rata share of plan assets.

(4)   Summary of Assets Available for Plan Benefits
      Assets available for plan benefits are comprised of the following:

                                                         1993       1992

      Assets available for benefit claims
           currently payable                         $    16,714      9,475
      Assets available for future benefit claims       2,304,971  1,263,693
           Assets available for plan benefits        $ 2,321,685  1,273,168


                                                                (Continued)

                         A. P. GREEN INDUSTRIES, INC.
                            HOURLY INVESTMENT PLAN

                         Notes to Financial Statements


      For regulatory reporting under Form 5500, benefit claims currently payable are categorized as a liability with a corresponding reduction of assets available for plan benefits.

(5)   Federal Income Taxes
      The Plan's instruments have not been submitted to the Internal Revenue
        Service for a determination that the Plan meets the requirements to qualify it to be exempt from Federal income taxes. However, in the opinion of the Plan Administrator and the Plan's counsel, the Plan and trust instruments satisfy the qualification requirements for tax exemption under applicable provisions of the Internal Revenue Code.

(6)   Investments
      The following table presents the fair values of investments.
        Investments that represent 5% or more of the Plan's assets are separately identified:

                                                       1993       1992

      A. P. Green Industries, Inc. common stock,
        55,961 and 39,607 (as restated) shares,
        respectively                                 $993,308    409,278
      Mercantile Collective GIC Fund                  346,895    239,887
      Vanguard Index Trust 500 Beneficial
        Interest - Open end Fund                      475,925    286,441
      Mercantile Arch Fund Balanced Portfolio         444,618    255,749
      Short-term investments - money market funds       9,960     35,289
                                                   $2,270,706  1,226,644

      During 1993 and 1992, the Plan's investments appreciated (depreciated) in value by $380,392 and $49,185, respectively, as follows:

                                                       1993       1992

      Common stock                                  $ 351,597     23,411
      Mutual funds:
        Mercantile Collective GIC Fund                 15,727     12,475
        Vanguard Index Trust 500                       22,038     11,170
        Mercantile Arch Fund Balanced Portfolio        (8,970)     2,129
             Total mutual funds                        28,795     25,774
                                                    $ 380,392     49,185

                                                                Schedule 1

                         A. P. GREEN INDUSTRIES, INC.
                            HOURLY INVESTMENT PLAN

                        Investments at End of Plan Year

                               December 31, 1993


Par value
or number                                                             Fair
of shares        Description of investment                 Cost      value

 55,961  Common stocks - A. P. Green Industries, Inc.*  $ 698,029   993,308

         Mutual funds:
 28,596    Mercantile Collective GIC Fund                 314,516   346,895
           Vanguard Index Trust 500 Beneficial
 10,858      Interest - Open End Fund                     431,465   475,925
 44,153    Mercantile Arch Fund Balanced Portfolio        442,151   444,618
 83,607               Total mutual funds                1,188,132 1,267,438

  9,960  Short-term investments - money market funds        9,960     9,960
                                                       $1,896,121 2,270,706


* Represents an allowable party-in-interest transaction.

See accompanying independent auditors' report.


                                                  A. P. GREEN INDUSTRIES, INC.                                   Schedule 2
                                                     HOURLY INVESTMENT PLAN

                                                     Reportable transactions

                                                  Year ended December 31, 1993


                                          Number             Number                     Expense                  Current     Net
                                            of                 of                       incurred       Cost     value on    gain
   Identity of        Description of      trans-   Purchase  trans-    Selling   Lease     with         of     transaction   or
  party involved        transaction       actions    price   actions    price    rental transaction    assets     date     (loss)


Common stock fund:
   Kidder, Peabody Purchases and sales of
                    A. P. Green
                    Industries, Inc.
                    common stock*           45    $  214,872    6    $   41,200    -        -       $   34,576      -       6,624

   Trustee         Purchases and sales of
                    Arch Fund, Inc.
                    Class A shares          72       250,544   54       257,637    -        -          257,637      -         -

Fixed income fund:
   Trustee         Purchases and sales of
                    Arch Fund, Inc.
                    Class A shares          94       165,733   33       172,843    -        -          172,843      -         -

   Trustee         Purchases and sales of
                    Mercantile Collective
                    GIC Fund                20       120,999    4        32,580    -        -           29,719      -       2,861

Equity fund:
   Trustee         Purchases and sales of
                    Arch Money Market Fund  66       230,742   57       236,399    -        -          236,399      -         -

   Trustee         Purchases and sales of
                    Vanguard Index Trust
                    500 Beneficial Interest
                    Portfolio               53       199,772    9        40,433    -        -           36,082     -        4,351

Balanced fund:
   Trustee         Purchases and sales of
                    Arch Fund, Inc.
                    Class A shares          81       478,701   36       474,519    -        -          474,519     -          -

   Trustee         Purchases and sales of
                    Arch Government and
                    Corporate Bond
                    Portfolio                7        17,290    3       125,231    -        -          120,123     -        5,108

   Trustee         Purchases and sales of
                    Mercantile Arch Fund
                    Balanced Portfolio
                    Trust Shares            27       442,489    2        12,141    -        -            6,286     -        5,855

   Trustee         Purchases and sales of
                    Arch Growth and Income
                    Equity Portfolio         2        12,940    1       170,257    -        -          159,712     -       10,545

                                                  $2,134,082         $1,563,240    -        -       $1,527,896     -       35,344


*  Represents allowable party-in-interest transactions

See accompanying independent auditors' report.

Certain individually reportable transactions have been aggregated.


                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       A. P. GREEN HOURLY INVESTMENT PLAN



                                              /s/Gary L. Roberts
July 8, 1994                           By:________________________________
                                          Gary L. Roberts, Benefits
                                          Administration Committee;
                                          Vice President, Chief
                                          Financial Officer and
                                          Treasurer or A. P. Green
                                          Industries, Inc.


                                 EXHIBIT INDEX

Exhibit No.                            Exhibit

   24                                  Consent of Independent Accountants

                                                  Exhibit 24 to Form 11-K


                         INDEPENDENT AUDITORS' CONSENT


The Benefits Administration Committee
A. P. Green Industries, Inc.


We consent to incorporation by reference in the registration statement (No. 33-21012) on Form S-8 of A. P. Green Industries, Inc. of our report dated May 13, 1994, relating to the statements of assets available for plan benefits, including fund information of A. P. Green Industries, Inc. Hourly Investment Plan as of December 31, 1993 and 1992, and the related statements of changes in assets available for plan benefits, including fund information for each of the years in the two year period ended December 31, 1993, which report appears in the 1993 Annual Report on Form 11-K of A. P. Green Industries, Inc. Hourly Investment Plan.


KPMG Peat Marwick

St. Louis, Missouri
June 30, 1994